UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
AMENDMENT NO. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
TIME WARNER CABLE INC.
(Exact name of registrant as specified in its charter)

Delaware	84-1496755

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

60 Columbus Circle, New York, New York	10023

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be registered	each class is to be registered

Common Stock, par value $0.01 per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐
Securities Act registration statement file number to which this form relates (if applicable): N/A
Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note
          On May 20, 2008, Time Warner Cable Inc. (“TWC” or the “Company”) and certain of its subsidiaries entered into a separation agreement (the “Separation Agreement”) with its parent, Time Warner Inc. (“Time Warner”), and certain of its subsidiaries, the terms of which govern the Company’s legal and structural separation from Time Warner (the “Separation”). In connection with the consummation of the Separation, the Company filed its Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “TWC Second Amended and Restated Certificate of Incorporation”) on March 12, 2009, pursuant to which, among other things, each share of the Company’s Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, was automatically converted (the “Recapitalization”) into a single share of the Company’s common stock, par value $0.01 per share (the “TWC common stock”).
          On March 12, 2009, after completion of the Recapitalization, the Company filed an amendment to the TWC Second Amended and Restated Certificate of Incorporation (the “Reverse Stock Split Amendment”) to effect a 1-for-3 reverse stock split of the TWC common stock (the “Reverse Stock Split”). Stockholders did not receive fractional shares of TWC common stock that resulted from the Reverse Stock Split. Instead, the Company will distribute to each registered stockholder a cash payment in lieu of such fractional shares equal to the fraction of shares to which the stockholder would otherwise be entitled on the effective date of the Reverse Stock Split, multiplied by the volume weighted average price of TWC common stock (on a post-Reverse Stock Split Basis) as reported on the New York Stock Exchange Composite Tape on March 12, 2009.
Item 1. Description of Registrant’s Securities to be Registered.
          The description of the Company’s capital stock is hereby amended and restated as follows:
Common Stock
          Common stock authorized and outstanding. Under the TWC Second Amended and Restated Certificate of Incorporation, TWC is authorized to issue up to 25,000,000,000 shares of TWC common stock, which amount was reduced to 8,333,333,333 shares of TWC common stock under the Reverse Stock Split Amendment. The TWC common stock is non-assessable. As of March 12, 2009, after giving effect to both the Recapitalization and the Reverse Stock Split, approximately 352.3 million shares of TWC common stock were issued and outstanding (which reflects the number of shares of the Company’s Class A common stock and Class B common stock outstanding on March 12, 2009 automatically converted into TWC common stock in the Recapitalization and reduced on a 1-for-3 basis to reflect the Reverse Stock Split). The above approximation of the number of shares of TWC common stock outstanding on March 12, 2009 does not give effect to payments of cash in lieu of fractional shares resulting from the Reverse Stock Split, which will further reduce the number of shares of TWC common stock issued and outstanding to the extent of such fractional shares.
          Voting. Each holder of TWC common stock is entitled to one vote for each share of TWC common stock held of record by such holder with respect to all matters on which stockholders are entitled to vote.

          Dividends, Liquidation and Dissolution. The holders of TWC common stock are entitled to receive dividends when, as, and if declared by TWC’s board of directors out of legally available funds. Upon TWC’s liquidation or dissolution, the holders of TWC common stock will be entitled to share ratably in those of TWC’s assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
          Listing and CUSIP Number. The TWC common stock is listed on the New York Stock Exchange under the symbol “TWC.” As a result of the Reverse Stock Split, the TWC common stock will trade under a new CUSIP number, 88732J 207. No other capital stock of TWC is listed.
          Preemptive Rights. The holders of TWC common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of TWC.
          The rights, preferences and privileges of holders of TWC common stock will be subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.
Preferred Stock
          Under the TWC Second Amended and Restated Certificate of Incorporation, TWC is authorized to issue up to 1,000,000,000 shares of preferred stock. TWC’s board of directors is authorized under the TWC Second Amended and Restated Certificate of Incorporation, subject to limitations prescribed by the laws of the State of Delaware, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. TWC’s board of directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the holders of TWC common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of TWC and may adversely affect the voting and other rights of the holders of TWC common stock, which could have an adverse impact on the market price of TWC common stock. TWC has no current plan to issue any shares of preferred stock.
          The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, may differ from those of any and all other series at any time outstanding.
Selected Provisions of the TWC Second Amended and Restated Certificate of Incorporation and TWC’s Amended and Restated By-laws and the Delaware General Corporation Law
          Board of Directors. The TWC Second Amended and Restated Certificate of Incorporation and TWC’s amended and restated by-laws effective upon the Separation provide that the number of directors constituting TWC’s board of directors shall be fixed from time to time by TWC’s board of directors, subject to the right of holders of any series of preferred stock that TWC may issue in the future to designate additional directors. Uncontested elections of directors are subject to a majority vote whereby nominees must receive more votes cast “for” such director than votes cast “against” such director (with “abstentions,” “withheld” votes and “broker non-votes” not counted as a vote cast) and any incumbent director who fails to receive a majority of the votes cast in such election must submit an offer to resign to the board of directors of TWC. TWC’s board of directors may either accept such resignation offer or reject such resignation offer and address the underlying cause(s) of the votes cast against such director. In any contested election of directors, the persons receiving a plurality of the votes cast, up to the number of directors to be elected in such election, will be deemed elected. The TWC Second Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors.
          Any director of TWC may be removed with or without “cause” by a majority vote of the holders of TWC common stock at any annual or special meeting of the stockholders, subject to the provisions of the TWC Second Amended and Restated Certificate of Incorporation and TWC’s amended and restated by-laws. If a director resigns, is removed from office or otherwise is unable to serve, such vacancy will be filled by a vote of a majority of the directors then serving, whether or not they represent a quorum.
          Special meetings of stockholders. TWC’s amended and restated by-laws provide that special meetings of its stockholders may be called only by TWC’s chairman, TWC’s chief executive officer or by a majority of the members of TWC’s board of directors and, subject to the rights of any holders of any series of preferred stock that TWC may issue in the future, TWC’s stockholders are not permitted to call a special meeting of stockholders, to require that the chairman or chief executive officer call such a special meeting, or to require that the board of directors request the calling of a special meeting of stockholders.
          Advance notice requirements for stockholder proposals and director nominations. TWC’s amended and restated by-laws establish advance notice procedures for:
•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics at annual stockholders’ meetings.
          Stockholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or the directors are to be elected. The notice must contain the information specified in TWC’s amended and restated by-laws including, but not limited to, information with respect to the beneficial ownership of TWC common stock and/or the ownership of derivative securities that have a value associated with TWC’s common stock held by the proposing stockholder and its associates and any voting or similar agreement the proposing stockholder has entered into with respect to TWC common stock. To be timely, the notice must be received at TWC’s corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, to be timely, notice by the stockholder must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which TWC first notifies stockholders of the date of the annual meeting by public announcement, including disclosures in a press release reported by a news wire service, in a communication distributed generally to stockholders and in a public filing with the U.S. Securities and Exchange Commission or in a public posting in TWC’s website (“Public

Announcement”). In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than the 90th day prior to the special meeting and not later than the later of the 60th day prior to the special meeting or the 10th day following the day on which Public Announcement is made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.
          Action by written consent. The TWC Second Amended and Restated Certificate of Incorporation permits TWC’s stockholders to act only at annual and special meetings of stockholders and not by written consent. This provision could delay or prevent entirely a merger, acquisition or change in control of TWC, which its stockholders may consider favorable.
Limitation of Liability of Directors
          The TWC Second Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, a director will not be liable to TWC or its stockholders for monetary damages for breach of fiduciary duty as a director.
          The inclusion of this provision in the TWC Second Amended and Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against its directors, and may discourage or deter stockholders or TWC from bringing a lawsuit against its directors for breach of their duty of care, even though such an action, if successful, might benefit TWC and its stockholders. This provision does not limit or eliminate TWC’s rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, TWC’s amended and restated by-laws will provide that it will indemnify each director and officer and may indemnify employees and agents, as determined by its board of directors, to the fullest extent provided by the laws of the State of Delaware.
Anti-Takeover Provisions of the TWC Second Amended and Restated Certificate of Incorporation and TWC’s Amended and Restated By-laws; and the Delaware General Corporation Law
          In general, Section 203 of the Delaware General Corporation Law prevents an interested stockholder, which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock, of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under the TWC Second Amended and Restated Certificate of Incorporation, TWC has elected to be subject to the provisions of Section 203. Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period.
Transfer Agent and Registrar
     The Transfer Agent and Registrar for the TWC common stock is Bank of New York Mellon.

     The description of the Company’s capital stock in this Item 1 is only a summary of the material provisions of the TWC Second Amended and Restated Certificate of Incorporation and the Company’s amended and restated by-laws and is qualified in its entirety by reference to the applicable provisions of Delaware law and the TWC Second Amended and Restated Certificate of Incorporation and the Company’s amended and restated by-laws, each of which is filed as an exhibit hereto and incorporated herein by reference.
Item 2. Exhibits
     The following exhibits are being filed as part of this registration statement and are incorporated by reference herein.

Exhibit Number	Description of Exhibit

3.1	Second Amended and Restated Certificate of Incorporation of Time Warner Cable Inc.

3.2	Amendment to the Second Amended and Restated Certificate of Incorporation of Time Warner Cable Inc.

3.3	By-laws of Time Warner Cable Inc., effective as of March 12, 2009.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 12, 2009

TIME WARNER CABLE INC.
By:	/s/ David A. Christman
	Name:	David A. Christman
	Title:	SVP & Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Second Amended and Restated Certificate of Incorporation of Time Warner Cable Inc.

3.2	Amendment to the Second Amended and Restated Certificate of Incorporation of Time Warner Cable Inc.

3.3	By-laws of Time Warner Cable Inc., effective as of March 12, 2009.